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SEC FILE NUMBE
8 – 14052

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Touchstone Securities, Inc.

OFFICIAL USE ONLY
47-6046379
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

303 Broadway - Suite 1100
(No. and Street)

Cincinnati (City) OH (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft (513)-362-8242
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center
312 Walnut Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Touchstone Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classifie solely as that of a customer, except as follows:

Signature

Sr. VP & Chief Financial Officer

Title

Notary Public

BRENDA L. FEIGE
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 02-25-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 19,594,664
Unaffiliated accounts receivable	1,607,953
Receivable from affiliates	1,397,914
Federal income tax receivable from affiliate	1,611,983
Deferred commission costs	1,569,567
Prepaid and other assets	537,170
Total assets	$ 26,319,251
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to affiliates	$ 11,554,145
Accrued expenses	4,392,657
Deferred income tax liability	115,099
Total liabilities	16,061,901
Stockholder's equity:	
Common stock, $100 par value, 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	61,024,377
Accumulated deficit	(50,867,027)
Total stockholder's equity	10,257,350
Total liabilities and stockholder's equity	$ 26,319,251

See accompanying notes.

END